ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

9 August 2006

Director/PDMR Shareholding

Reed Elsevier received notification yesterday from Mr van Lede, non-executive director of Reed Elsevier PLC and a member of the supervisory board of Reed Elsevier NV, that under a discretionary management arrangement with Bank MeesPierson the bank sold on his behalf 11,100 shares in Reed Elsevier NV at a price of €11.80 on 3 August. As a consequence, Mr van Lede no longer holds a notifiable interest in Reed Elsevier NV.